Consent of of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2022 of SilverCrest Metals Inc. of our report dated March 10, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to reference to us under the heading “Interests of Experts” which appears in the Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, British Columbia

Canada

March 10, 2023